UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

(   )  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                                 OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____to  ____

COMMISSION FILE NUMBER 1-14756

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION EMPLOYEE
LONG-TERM SAVINGS PLAN – IBEW NO. 702
(formerly known as the Central Illinois Public Service Company
Employee Long - Term Savings Plan – IBEW 702)

B.      Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

Ameren Corporation
Employee Long-Term
Savings Plan - IBEW No. 702
Financial Statements
December 31, 2006 and 2005

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Index
December 31, 2006 and 2005

Page(s)
Report of Independent Registered Public Accounting Firm...  1

Financial Statements
Statements of Net Assets Available for Benefits...  2

Statements of Changes in Net Assets Available for Benefits...   3

Notes to Financial Statements...  4-10

Additional Information*
Schedule I: Schedule of Assets (Held at End of Year)...   11

*
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ameren Corporation Employee Long-Term
Savings Plan – IBEW No. 702

 In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Employee Long-Term Savings Plan – IBEW No. 702 (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets (held at end of year) that accompanies the Plan’s financial statements does not disclose the historical cost of certain nonparticipant-directed Plan assets held by the Plan’s trustee.  Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 27, 2007

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Investments (Note 6)	$55,169,179	$49,022,027

Cash	1,341	1,845

Receivables
Participant contributions	132,109	124,376
Employer contributions	15,936	15,342
Dividends and interest	3,986	22,750
Due from broker for securities sold	160	18,819

Total receivables	152,191	181,287

Net assets reflecting all investments at fair value	55,322,711	49,205,159

Adjustment from fair value to contract value for fully benefit- responsive investment contracts
	87,074	51,059

Net assets available for benefits	$55,409,785	$49,256,218

The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Additions
Interest and dividends	$1,608,583	$1,174,534
Net appreciation in fair value of investments (Note 6)	4,164,542	1,438,985
Plan interest in Central Illinois Public Service Company
Master Long-Term Savings Trust (Note 7)	-	(112,149)
Participant contributions	3,452,768	3,290,304
Employer contributions	432,702	399,975

Total additions	9,658,595	6,191,649

Deductions
Benefits paid to participants	2,819,488	2,597,334
Administrative expenses	3,979	3,547

Total deductions	2,823,467	2,600,881

Net Plan transfers out (Note 1)	(681,561)	(540,775)

Net increase	6,153,567	3,049,993

Net assets available for benefits
Beginning of the year	49,256,218	46,206,225

End of the year	$55,409,785	$49,256,218

The accompanying notes are an integral part of these financial statements.

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

1.	Description of the Plan

General
The following is a brief summary of the various provisions of the Ameren Corporation Employee Long-Term Savings Plan - IBEW No. 702 (the “Plan”).  The Plan provides for the investment in certain funds by each participating employee (“Participants”) who are members of the IBEW No. 702 collective bargaining unit employed by Central Illinois Public Service Company  (AmerenCIPS), a wholly owned subsidiary of Ameren Corporation (“the Company”), or Ameren Energy Generating Company, an indirectly wholly owned subsidiary of the Company (“Participating Subsidiaries”), as applicable.  Participants should refer to the Plan document for more complete information.

The Company adopted the Plan on January 1, 1990, to provide a systematic means by which certain eligible employees of the Company may contribute to a regular savings program and secure federal income tax benefits resulting from participation in the Plan.  The Plan is a defined contribution plan subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions.  The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan.  Merrill Lynch & Co., Inc. (“Merrill Lynch”), as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Central Illinois Public Service Company Master Long-Term Savings Trust (the “Master Trust”), through March 16, 2005, at which time the Master Trust assets were transferred to other investments.

Participation
Each employee of the Participating Subsidiaries receiving regular salary or wages who is part of the IBEW Local No. 702 collective bargaining unit and who has both completed one year of service (defined as a consecutive twelve-month period beginning with his/her employment commencement date or anniversary thereof during which he/she has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become an active participant.

Contributions
The Plan allows Participants to contribute up to the lesser of one to 100 percent of their base compensation, or the maximum prescribed by applicable law ($15,000 in 2006 and $14,000 in 2005), annually to the Plan through payroll deductions (basic contributions).  The Company makes a matching contribution equal to $.25 for each $1.00 on the first six percent of a Participant’s contribution.  Company contributions are made in accordance with specific agreements between the Company and the collective bargaining unit.  All Company matching contributions are made to the extent sufficient earnings are available, as described in the Plan document.

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $5,000 in 2006 and $4,000 in 2005 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct their contributions and the Company's matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

to any combination of available investment funds.  Such fund allocation elections may be changed daily.  Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.  Participants may elect daily to reallocate the value of their accounts between funds, in whole dollars, percents, or number of shares.  Pending investment of the assets into any investment fund, the Trustee may temporarily purchase short-term investments on behalf of participants.

Participant Loans
The Plan permits Participants to borrow from their accounts within the Plan.  Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $500, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the Participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, and (4) such other rules and regulations as may be adopted by the Company.  At December 31, 2006 and 2005, the interest rates on Participant loans ranged from 4.0 percent to 9.5 percent.

Vesting
The amounts in Participants' accounts, including Company contributions, are fully vested at all times.

Payment of Benefits
Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant’s account less the unpaid amount of any outstanding loan, including accrued interest.  Generally, distributions will be made in a lump sum; however, in certain circumstances a Participant may also elect to receive his/her distribution in installments.  Certain distributions may be deferred until a Participant reaches age 70 1/2, dies, or requests an earlier distribution, whichever occurs first.

Plan Transfers
For 2006 and 2005, Plan transfers out represent Participants’ account balances which were transferred from the Plan into the Ameren Corporation Savings Investment Plan.  Plan transfers were due to participants changing their participant status, such as transferring to a different collective bargaining unit or transferring from a collective bargaining unit to a management position.

Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as provided for in the Plan document.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to participants are recorded upon distribution.

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

The Company adopted the provisions of Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP") for the plan year ended December 31, 2006.  The FSP requires investment contracts held by defined-contribution plans to be reported at fair value.  Previously, the Plan had reported fully benefit responsive investment contracts at contract value which represents the amount contractually available for participant benefits under the investment contract.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as a component of investments.  The difference between the fair value of the investment contracts and the contract value is presented as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts" in the Statement of Net Assets Available for Benefits. The presentation of investment contracts at fair value was retroactively applied to the Statement of Net Assets Available for Benefits for the plan year ended December 31, 2005 and resulted in the reclassification of $51,059 from "Investments" to "Adjustment from fair value to contract value for fully benefit-responsive investment contracts."  The adoption of the FSP did not impact the Statement of Changes in Net Assets Available for Benefits.

Investments
All investments are presented at fair value as of December 31, 2006 and 2005.  The fair value of the Ameren Common Stock Fund was determined using the year-end published market price.  Investments in equity securities and bonds are valued at published net asset market values including accrued income on the last business day of each year.  Investments in the BGI Money Market Fund are valued at cost plus accrued income, which approximates fair value.  Investments in the Merrill Lynch Retirement Preservation Trust are presented at fair value and adjusted to contract value to represent benefits available to Plan participants.  Participant loans are valued at cost which approximates fair value.

Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income
Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Gains and losses on security transactions are recorded on the trade date.

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

Administrative Expenses
In general, expenses to administer the Plan, including fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plan provisions.  All transaction and investment management fees of an investment fund are paid from the assets of that investment fund.

Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  SFAS 157 clarifies that fair value is a market based measurement that should be determined based on the assumption that market participants would use in pricing an asset or liability.  This standard is effective for the Plan for the 2008 fiscal year.  The Plan administrators are still in the process of determining the impact of the adoption of SFAS 157 will have, if any; however, at this time we do not expect the impact of adoption to be material.

3.	Transactions with Parties-in-Interest

At December 31, 2006, the Plan held Company common stock with a cost and market value of $11,234,862 and $11,719,800, respectively.  During 2006, the Plan purchased shares at a cost of $1,996,564 and sold shares valued at $4,103,603.

At December 31, 2005, the Plan held Company common stock with a cost and market value of $13,255,555 and $13,358,711, respectively.  During 2005, the Plan purchased shares at a cost of $2,621,202 and sold shares valued at $2,289,056.

At December 31, 2006, the Plan held investments in various investment funds that are related to Merrill Lynch, the Plan’s Trustee.  At December 31, 2006, these investments had a cost and market value of $28,165,662 and $30,847,511 respectively.

At December 31, 2005, the Plan held investments in various investment funds that are related to Merrill Lynch, the Plan’s Trustee.  At December 31, 2005, these investments had a cost and market value of $24,934,222 and $25,816,307, respectively.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

4.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006 and 2005:

	2006	2005

Net assets available for benefits per the
financial statements	$55,409,785	$49,256,218
Amounts allocated to withdrawing Participants	(1,341)	(1,844)
Adjustment from contract value to fair value for
fully benefit-responsive investment contracts	(87,074)	-

Net assets available for benefits per the Form 5500	$55,321,370	$49,254,374

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500 for the years ended December 31, 2006 and 2005:

	2006	2005

Benefits paid to Participants per the
financial statements	$2,819,488	$2,597,334
Add: Amounts allocated to withdrawing
Participants during the current year	1,341	1,844
Less: Amounts allocated to withdrawing
Participants during the prior year	(1,844)	(867)

Benefits paid to Participants per the Form 5500	$2,818,985	$2,598,311

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for requested withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

5.	Federal Income Tax Status

The Company received a favorable determination letter from the Internal Revenue Service dated May 29, 2002, concerning the qualification of the Plan under federal income tax regulations.  In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986, concerning qualification of the Master Trust under federal income tax regulations.  Effective January 31, 2007, the Company has filed for re-qualification of the Plan with the Internal Revenue Service. Management believes that the Plan is currently designed and is being operated in compliance with requirements of the Internal Revenue Code and that the Plan is tax exempt as of the financial statement date.

6.	Investments

Beginning March 16, 2005, the Master Trust no longer existed as a funding vehicle for the Plan and for the other separate Long-Term Savings Plan, which was for the members of the IUOE No. 148 collective bargaining unit employed by Ameren Energy Generating Company.  On this date the assets of the other separate Long-Term Savings Plan were transferred to the Ameren Corporation Saving Investment Plan.

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

The following table presents investments of the Plan at December 31, 2006 and 2005, respectively:

	2006	2005
Investments at Fair Value
Common Stock
Ameren Common Stock Fund(1)	$11,719,800	$13,358,711

Managed Domestic Equity Funds
Merrill Lynch Equity Index Trust(1)	12,145,181	11,407,930
BlackRock Growth Equity Fund(1)	7,711,876	7,393,253
American Funds Washington Mutual Investors Fund(1)	4,889,413	3,855,826
BlackRock Global Allocation Fund(1)	4,540,641	2,746,388
BlackRock Balanced Capital Fund	1,865,277	1,411,994

Managed Fixed Income Fund
BGI Government Corporate Bond Index Fund	2,502,310	2,491,865

Investments at Estimated Fair Value
Managed Fixed Income Funds
Merrill Lynch Retirement Preservation Trust(1)(2)	4,584,536	2,856,742
BGI Money Market Fund(1)	3,839,414	2,229,283
Participant Loan Fund	1,370,731	1,270,035

Total investments	$55,169,179	$49,022,027

(1)	Investments that represent 5 percent or more of the Plan’s net assets at December 31, 2006.
(2)
Trust holds investment contracts that are presented at fair value.  Contract value of those investments, representing the benefits available to Plan participants, was $4,671,610 and $2,907,801 as of December 31, 2006 and 2005, respectively.

During 2006 and from March 16, 2005 through December 31, 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

	2006	2005
Investments at Fair Value
Managed Domestic Equity Funds	$3,403,266	$1,116,436
Managed Fixed Income Fund	90,415	62,570
Ameren Common Stock Fund	670,861	259,979

Net change in fair value	$4,164,542	$1,438,985

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Notes to Financial Statements
Years Ended December 31, 2006 and 2005

7.	Participation in Master Trust

The Master Trust was established April 1, 1985, to serve as the funding vehicle for the Plan and for the other separate Employee Long-Term Savings Plan, which was for the members of the IUOE No. 148 collective bargaining unit employed by Ameren Energy Generating Company.  Beginning March 16, 2005, the Master Trust no longer existed as a funding vehicle for the Plan and for the other separate Long-Term Savings Plan.  On this date the assets of the other separate Long-Term Savings Plan were transferred to the Ameren Corporation Saving Investment Plan.

Investment income (loss) for the Master Trust for the period January 1 through March 16, 2005 is as follows:

Interest and dividends	$156,439
Net appreciation/(depreciation) in fair value and estimated
fair value of investments	(306,449)

Total Master Trust investment income (loss)	$(150,010)

8.	Subsequent Events

Effective January 1, 2007 the Company, in compliance with the Pension Protection Act, permitted participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain employees of AmerenCIPS, to diversify their shares invested in the Ameren Stock Fund to other investments in the Plan.

Ameren Corporation
Employee Long-Term Savings Plan – IBEW No. 702
Schedule of Assets (Held at End of Year)
December 31, 2006                                                                                                                                                                                                                                                                           Schedule I

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Desciption of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

*	Ameren Corporation	Ameren Common Stock Fund	$ 11,719,800
*	Merrill Lynch Bank USA	Merrill Lynch Equity Index Trust	12,145,181
*	BlackRock Investment Management LLC	BlackRock Growth Equity Fund	7,711,876
	American Funds Group	Washington Mutual Investors Fund	4,889,413
* ***	Merrill Lynch Bank USA	Merrill Lynch Retirement Preservation Trust	4,584,536
*	BlackRock Investment Management LLC	BlackRock Global Allocation Fund	4,540,641
	Barclays Global Investors	BGI Government Corporate Bond Index Fund	2,502,310
	Barclays Global Investors	BGI Money Market Fund	3,839,414
*	BlackRock Investment Management LLC	BlackRock Balanced Capital Fund	1,865,277
* **	Participants	Participant Loans	1,370,731

			$ 55,169,179

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.0 percent to 9.5 percent on loans maturing through 2016.
***
Trust holds investment contracts that are presented at fair value.  Contract value of those investments, representing the benefits available to Plan participants, was $4,671,610 as of December 31, 2006.

Note:	Information pertaining to column (d) was omitted for participant-directed investments because it was not applicable.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION EMPLOYEE
LONG-TERM SAVINGS PLAN –
  IBEW NO. 702

AMEREN SERVICES COMPANY
                (Administrator)

By    /s/ Donna K. Martin
               Donna K. Martin
          Senior Vice President and
      Chief Human Resources Officer

June 28, 2007

EXHIBIT INDEX

Exhibit No.                                                          Description
       23                               Consent of Independent Registered Public Accounting Firm